UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 0-12724

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Belmont National Bank 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Belmont Bancorp.

REQUIRED INFORMATION

Description	Page Number

Report of Independent Auditors	1.

Financial Statements:

Statements of Net Assets Available for Benefits	2.

Statements of Changes in Net Assets Available for Benefits	3.

Notes to Financial Statements	4.

Supplemental Schedule:

Schedule H, Line 4 Schedule of Assets (Held at End of Year) December 31, 2002	8.

Signatures	9.

Index to Exhibits	10.

(ii)

INDEPENDENT AUDITORS’ REPORT

To the Board of Trustees

Belmont National Bank 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Belmont National Bank 401(k) Profit Sharing Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Belmont National Bank 401(k) Profit Sharing Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employees Retirement Security Income Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    SEBER, DILLENBECK & CRAFT, P.C.

Seber, Dillenbeck & Craft, P.C.

Kalamazoo, Michigan

June 23, 2003

BELMONT NATIONAL BANK 401(K) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2002 and 2001

	2002	2001
INVESTMENTS AT FAIR VALUE, Notes B and D
Common stock	$549,576	$453,394
Mutual funds	1,333,979	1,607,013
Participant notes receivable	26,494	25,000

	1,910,049	2,085,407
RECEIVABLES
Employer’s contributions	143,906	—
CASH EQUIVALENTS	243,746	172,941

NET ASSETS AVAILABLE FOR BENEFITS	$2,297,701	$2,258,348

See Accompanying Notes to the Financial Statements

BELMONT NATIONAL BANK 401(K) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2002 and 2001

	2002	2001
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Interest and dividends	$17,543	$40,355
Contributions:
Employer	143,906	39,880
Participants	175,441	129,509

	319,347	169,389

TOTAL ADDITIONS	336,890	209,744
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Net depreciation in fair value of investments	207,044	28,390
Benefits paid to participants	103,690	108,996

TOTAL DEDUCTIONS	310,734	137,386

NET INCREASE PRIOR TO TRANSFERS	26,156	72,358
Transfers into the plan	13,197	62,140

NET INCREASE	39,353	134,498
Net assets available for benefits at beginning of year	2,258,348	2,123,850

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$2,297,701	$2,258,348

See Accompanying Notes to the Financial Statements

BELMONT NATIONAL BANK 401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2002 and 2001

NOTE A—Description of the Plan

The following description of the Belmont National Bank 401(k) Profit Sharing Plan (the plan) provides only general information. Belmont National Bank is a wholly-owned subsidiary of Belmont Bancorp. Participants should refer to the plan agreement for a more complete description of the plan’s provisions.

General

The plan is a defined contribution plan covering all employees of Belmont National Bank (the Company) who are age 18 or older. It is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute a percentage of pretax annual compensation, as defined in the plan agreement. The plan also permits voluntary after-tax contributions by employees of up to 6% of compensation, as defined by the plan. The Company contributes a matching contribution equal to 50% of each participant’s salary reduction up to 4% of compensation. Additional discretionary employer amounts may be contributed as described by the plan document. Contributions are invested in common stocks, mutual funds, and money market accounts. Contributions are subject to certain limitations. Certain administrative expenses of the plan were paid by the plan sponsor.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contribution (b) plan earnings and (c) the reallocation of forfeited non-vested accounts. Allocations are made as defined in the plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service (seven in 2001).

BELMONT NATIONAL BANK 401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

For the Years Ended December 31, 2002 and 2001

NOTE A—Description of the Plan (Continued)

Investment Options

Upon enrollment in the plan, each participant may direct contributions into any of the investment options available under the plan.

Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, or longer for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at 1.5% above the prime rate (a rate equal to the US Treasury note of the same time duration during 2001). Principal and interest are required to be paid ratably through payroll deductions.

Payment of Benefits

Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or periodic installments over a period not exceeding the life expectancy of the participant or the joint lives of the participant and spouse.

NOTE B—Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the plan are prepared under the accrual method of accounting.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan’s management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates. It is at least reasonably possible that a significant change may occur in the near term for the estimates of investment valuation.

BELMONT NATIONAL BANK 401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

For the Years Ended December 31, 2002 and 2001

NOTE B—Summary of Significant Accounting Policies (Continued)

Investment Valuation

Investment securities are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the plan at year-end. Belmont Bancorp stock is valued at its quoted market price. Participant notes receivable are valued at cost which approximates fair value. The realized gain or loss on securities is the difference between the proceeds received and the average cost of the investments sold.

Payment of Benefits

Benefits are recorded when paid.

NOTE C—Tax Status

The Internal Revenue Service has determined and informed the Company by letters dated March 4, 2003 and October 27, 1997, that the plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Therefore, no provision for income taxes has been included in these financial statements.

NOTE D—Investments

The following table presents investments that represent 5 percent or more of the plan’s net assets as of December 31:

	2002	2001
Investments at fair value determined by quoted market price:
Belmont Bancorp Stock	$549,576	$453,394
Oppenheimer Main Street Fund N	421,989	—
Oppenheimer Quest Balanced Value Fund N	401,647	—
Oppenheimer Main Street Small Cap Fund N	124,695	—
Oppenheimer Global Fund N	121,493	—
Oppenheimer Capital Appreciation Fund N	114,552	—
Federated Stock Trust	—	656,739
Federated Managed Moderate Growth Portfolio	—	347,945
Federated Auto Cash Management Fund	—	169,531
Federated Managed Conservative Growth Portfolio	—	162,571
Federated Managed Growth Portfolio	—	145,003

BELMONT NATIONAL BANK 401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

For the Years Ended December 31, 2002 and 2001

NOTE E—Party-In-Interest Transactions

Parties-in-interest are defined under DOL regulations as any fiduciary of the plan, any party rendering service to the plan, the employer, and certain others.

The plan held the following party-in-interest investments (at market value) at December 31:

	2002	2001
Belmont Bancorp Stock	$549,576	$453,394

Plan administration is provided by a company that is wholly-owned by the majority stockholder of Belmont National Bank.

NOTE F—Administration of the Plan

Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the plan for these services. Administrative expenses for the plan’s fees are paid by the Company.

NOTE G—Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the plan to discontinue its contributions at any time and to terminate the plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

NOTE H—Regulatory Matters

Belmont National Bank (Bank) and its parent, Belmont Bancorp (Company), had been operating under an Agreement dated August 1999 with the Federal Reserve Bank of Cleveland, the Company’s primary regulator, and a Consent Order with the Office of the Comptroller of the Currency, the Bank’s primary regulator. The Agreement and Consent Order were terminated December 17, 2002 and October 3, 2002, respectively.

BELMONT NATIONAL BANK 401(K) PROFIT SHARING PLAN

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS HELD AT END OF YEA R

December 31, 2002

Plan Sponsor: Belmont National Bank

Plan EIN:        38-1895472

Plan Number: 002

(a)	(b) Identity of issue or borrower	(c) Description of investment	(d) Cost #	(e) Current value
*	Belmont Bancorp Stock	Common Stock, 122,128 shares	$ —	$ 549,576
	Oppenheimer Main Street Fund N	Mutual Fund	—	421,989
	Oppenheimer Quest Balanced Value Fund N	Mutual Fund	—	401,647
	Oppenheimer Cash Reserve Fund N	Money Market	—	242,706
	Oppenheimer Main Street Small Cap Fund N	Mutual Fund	—	124,695
	Oppenheimer Global Fund N	Mutual Fund	—	121,493
	Oppenheimer Capital Appreciation Fund N	Mutual Fund	—	114,552
	Oppenheimer Limited Term Government Fund N	Mutual Fund	—	99,937
	Participant Loans	Interest ranging from 4.75% to 5.75%	—	26,494
	Oppenheimer Strategic Income Fund N	Mutual Fund	—	16,955
	Oppenheimer High Yield Fund N	Mutual Fund	—	5,746
	Oppenheimer Champion Income Fund N	Mutual Fund	—	3,861
	Oppenheimer US Government Trust N	Mutual Fund	—	3,452
	Oppenheimer Bond Fund N	Mutual Fund	—	3,358
	Oppenheimer Main Street Opportunity Fund N	Mutual Fund	—	2,867
	Oppenheimer Growth Fund N	Mutual Fund	—	2,696
	Oppenheimer Trinity Large Cap Growth Fund N	Mutual Fund	—	2,489
	Oppenheimer Enterprise Fund N	Mutual Fund	—	1,728
	Oppenheimer Global Opportunities Fund N	Mutual Fund	—	1,414
	Oppenheimer Capital Income Fund N	Mutual Fund	—	1,042
	Money Market Account	Money Market	—	1,041
	Oppenheimer Quest Global Value Fund, Inc. N	Mutual Fund	—	891
	Oppenheimer Trinity Core Fund N	Mutual Fund	—	861
	Oppenheimer MidCap Fund N	Mutual Fund	—	737
	Oppenheimer Convertible Securities Fund N	Mutual Fund	—	610
	Oppenheimer Quest Capital Value Fund, Inc. N	Mutual Fund	—	560
	Oppenheimer Small Cap Value Fund N	Mutual Fund	—	201
	Oppenheimer Quest Value Fund, Inc. N	Mutual Fund	—	197

			$ —	$2,153,795

*	Indicates party-in-interest.
#	Investments are participant directed; therefore, historical cost is not required.

See Independent Auditors’ Report

SIGNATURE S

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BELMONT NATIONAL BANK 401(K) PROFIT SHARING PLAN

Date: June 23, 2003	By:	/s/ NELL L. MURRELL
Nell L. Murrell
Assistant Vice President,
Human Resources Officer

INDEX TO EXHIBIT S

Exhibit No.	Description

23.1	Consent of Independent Public Accountants